 EXHIBIT 99.1

Flora Growth Announces Results of Annual Meeting of Shareholders; Appointment of Brandon Konigsberg to Board of Directors

FORT LAUDERDALE, FLORIDA, TORONTO, ONTARIO – July 06, 2022 -- Flora Growth Corp. (NASDAQ: FLGC) (“Flora” or the “Company”), a leading all-outdoor cultivator, manufacturer and distributor of global cannabis products and brands, announced today that at the Company’s annual meeting of shareholders held on July 5, 2022, the Company’s shareholders voted in favor of all of the proposals submitted for their approval. The four proposals that were approved included (i) the election of seven members to the Company’s Board of Directors (the “Board”), (ii) the re-appointment of Davidson & Company LLP as the Company’s auditors, (iii) the approval of the Company’s 2022 Incentive Compensation Plan and (iv) the approval of new bylaw 1-A.  For the complete voting results with respect to each of the proposals set forth above, reference is made to the Company’s Report on Form 6-K, filed with the Securities Exchange Commission on July 6, 2022.

In addition to the re-election of the Company’s six incumbent directors, the Company’s shareholders also elected Brandon Konigsberg to serve on the Board. In addition to his duties as a Board member, Konigsberg will serve as Chair of the Audit Committee and as a member of the Compensation Committee.

“The addition of Mr. Konigsberg to our Board is further testament to our ongoing commitment to fiscal discipline and sound governance. He brings with him exceptional experience in the fields of finance and operations and will assist in helping our organization achieve rapid financial growth and maximize our shareholder value,” said Luis Merchan, Flora’s Chairman and CEO. “We are pleased to welcome Mr. Konigsberg as a valued member of our team and look forward to his contributions.”

Konigsberg is a seasoned leader in finance and will focus on Flora’s key growth drivers to advance the Company’s global expansion. Konigsberg is a former executive of JP Morgan Chase (“JPMC”), and has held various leadership roles, serving as CFO and COO for various growing and turnaround business units. After 24 years at JPMC, Konigsberg retired to focus full-time on consulting, advising and entrepreneurial endeavors. He is currently the President and CFO of Fynn, an education financing company he joined as a consultant in 2021. Konigsberg also holds various board director, chair and audit committee memberships including Chicago Atlantic Real Estate Finance, Inc., a specialty mortgage REIT focused on lending to cannabis companies since its IPO in 2021.

“I am excited to be joining Flora’s Board of Directors and look forward to assisting the management team as the Company continues to make progress on its strategic financial plans,” Konigsberg said. “As an executive and entrepreneur operating for many years in finance and treasury, I look forward to taking on challenges and opportunities that lie ahead for our Board and the Flora organization.”

About Flora Growth Corp.

Flora is building a connected, design-led collective of plant-based wellness and lifestyle brands delivering the most compelling customer experiences in the world, one community at a time. As the operator of one of the most extensive outdoor cannabis cultivation facilities, Flora leverages natural, cost-effective cultivation practices to supply cannabis derivatives to its commercial, house of brands, and life sciences divisions. Visit www.floragrowth.com or follow @floragrowthcorp on social media for more information.

Investor Relations Contact:

James Williams

ir@floragrowth.com

Public Relations Contact:

Cassandra Dowell

+1 (858) 221-8001

flora@cmwmedia.com

Forward-Looking Statements

This press release contains ‘‘forward-looking statements,’’ as defined by federal securities laws. Forward-looking statements reflect Flora’s current expectations and projections about future events at the time, and thus involve uncertainty and risk. The words “believe,” “expect,” “anticipate,” “will,” “could,” “would,” “should,” “may,” “plan,” “estimate,” “intend,” “predict,” “potential,” “continue,” and the negatives of these words and other similar expressions generally identify forward looking statements. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in Flora’s Annual Report on Form 20-F filed with the SEC on May 9, 2022, as such factors may be updated from time to time in Flora’s periodic filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this release and in Flora’s filings with the SEC. While forward-looking statements reflect Flora’s good faith beliefs, they are not guarantees of future performance. Flora disclaims any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data or methods, future events or other changes after the date of this press release, except as required by applicable law. You should not place undue reliance on any forward-looking statements, which are based only on information currently available to Flora (or to third parties making the forward-looking statements).

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